SIGNPATH PHARMA INC.
1375 California Road
Quakertown, Pennsylvania 18951
(215) 538-9996

January 4, 2011

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma Inc.
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 23, 2010
File No. 333-158474

Mr. Rosenberg:

Please see the below response to the Staff’s comments dated December 16, 2010.

Note 9 – Restatement of Financial Statements, page 12

1.  Refer to your response to comment two.  We note that you apply ASC 815-40-15 (previously EIFT 07-5) to the conversion price adjustment feature of convertible preferred stock.  Since ASC 815-40-15-5 limits the scope of this guidance to the freestanding instruments or an embedded feature that is a derivative instrument in its entirety, please provide an analysis of the conversion feature under ASC 815-25-15-1 and ASC 815-10-15-83 supporting your accounting.  Furthermore, please clarify whether you bifurcate the conversion feature from the host instrument (i.e. preferred stock) in recognizing the liability or whether you account for the entire convertible preferred stock as a liability.  If you account for the entire instrument as a liability, please provide an analysis of the convertible preferred stock in its entirety under ASC 815-10-15-83 or reference the applicable accounting literature that supports your accounting.

Response:
After reviewing the comment letter and discussing the concerns with the SEC, we have evaluated the Preferred Stock and warrants under FAS 133 (ASC 815-25-15-1).  Under this guidance(specifically paragraph 12), an embedded conversion feature in an equity instrument would be bifurcated and treated as a derivative instrument if the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risk of the host contract.  To determine whether the embedded derivative instruments are clearly and closely related, the Company has applied the guidance found in EITF Issue 07-5.

EITF Issue 07-5 provides additional guidance on determining whether an instrument or embedded feature is indexed to an entity’s own stock. The Preferred Stock and warrants contain provisions in which the conversion/exercise price is adjusted if the Company issues equity linked instruments at a price lower than the contract conversion/exercise price.   As detailed in Example 8, the analysis would be as follows:

Step 1:  The instruments do not contain an exercise contingency.
Step 2:  The settlement amount would not equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price.  The strike price would be adjusted if the Company sells shares of its common stock for an amount less than $0.85 or issues equity-linked financial instruments with a strike price below $0.85.  Consequently, the settlement amount of the Preferred Stock and warrants can be affected by future equity offerings undertaken by the Company at the then-current market price of the related shares or the contractual terms of other equity-linked financial instruments issued in a subsequent period.  The occurrence of a sale of common stock by the Company at market is not an input to the fair value of a fixed-for-fixed option on equity shares.  Similarly, the occurrence of a sale of an equity- linked financial instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market.

Mr. Jim B. Rosenberg
January 4, 2011

Therefore, based on this analysis, the conversion feature is not clearly and closely related to the equity instrument, and derivative treatment is appropriate.

Our company acknowledges that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or a member of your staff have any questions related to our response please contact Bradley Gibb with J&J Consultants at (801) 319-1961.

Regards, SIGNPATH PHARMA INC. /s/ Lawrence Helson Dr. Lawrence Helson, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)